July 10, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Martin James

RE:	Novadaq Technologies Inc.
Form 40-F for the Fiscal Year Ended December 31, 2014
Filed March 26, 2015
File No. 1-35446

Ladies and Gentlemen:

On behalf of Novadaq Technologies Inc. (the “Company”), the undersigned hereby responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 25, 2015 from Mr. Martin James to Mr. Arun Menawat regarding the Company’s Form 40-F for the fiscal year ended December 31, 2014, filed March 26, 2015 (the “Form 40-F”). An amended Form 40-F (“Amendment No. 1”) is transmitted herewith reflecting all changes from the Form 40-F. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Form 40-F for the Fiscal Year Ended December 31, 2014

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor

We note you disclosed in this report that management used the 1992 COSO Framework when evaluating the effectiveness of your internal control over financial reporting. We also note that Management’s Report on Internal control over Financial Reporting provided on page 30 in Exhibit 99.2 disclosed that management used the 2013 COSO Framework when evaluating the effectiveness of your internal control over financial reporting. In the requested amendment, please revise this section to disclose the correct COSO framework your management used to evaluate the effectiveness of your internal control over financial reporting.

Response:

The Company acknowledges and accepts the Staff’s comment and has revised the disclosure in Amendment No. 1 to clarify that the Chief Executive Officer and the Chief Financial Officer of the Company caused the effectiveness of the internal controls over

United States Securities and Exchange Commission

July 10, 2015

financial reporting of the Company to be evaluated using the framework established in ‘Internal Control – Integrated Framework, 2013 (COSO Framework)’ published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) as opposed to the ‘Internal Control – Integrated Framework, 1992 (COSO Framework)’.

Exhibit 99.2

Independent Auditors’ Report, page 31

We note disclosures in this report that your consolidated financial statements as at and for the year ended December 31, 2013 were audited by another auditor but we do not see any auditor report for your consolidated financial statements as at and for the year ended December 31, 2013 in the filing. Please amend this filing to provide an independent auditor’s report and related consent for your consolidated financial statements as of and for the year ended December 31, 2013. Refer to General Instructions D(1) and D(9) of Form 40-F.

Response:

The Company acknowledges and accepts the Staff’s comment and has included in Exhibits 99.1 and 99.6 to Amendment No. 1, respectively, (x) the prior auditor’s audit report for the Company’s consolidated financial statements as at and for the year ended December 31, 2013 and (y) a consent of the prior auditor to the inclusion of such audit report.

*    *    *    *    *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

If you have any questions, please feel free to contact the undersigned at 905.629.3822 ext. 222. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Derrick Guo

General Counsel

cc:	Arun Menawat, Chief Executive Officer, Novadaq Technologies Inc.
David S. Rosenthal, Esq., Dechert LLP
Paul Simonetta, KPMG LLP